Exhibit 99(i)

 Sony Music Entertainment and BMG Unite to Create Sony BMG Music Entertainment

 New Joint Venture Brings Together Premier Worldwide Labels and Top Global and
                                National Artists

    NEW YORK, Aug. 5 /PRNewswire/ -- Sony Music Entertainment and BMG have completed the creation of Sony BMG Music Entertainment, a global recorded music joint venture with a roster of current artists that includes a broad array of both local artists and international superstars, as well as a vast catalog that comprises some of the most important recordings in history. The announcement was made today by Sony Corporation of America and Bertelsmann AG, the parent companies, respectively, of Sony Music Entertainment and BMG. Sony BMG will be headquartered in New York.

    The joint venture will encompass some of the most influential and successful record labels in the world, and a wide array of artists, including Arista (Dido, Whitney Houston, Sarah McLachlan, and Santana); Columbia Records (Aerosmith, Tony Bennett, Beyonce, Bob Dylan, Destiny's Child, Dixie Chicks, John Mayer, Nas, Jessica Simpson, Bruce Springsteen, Barbra Streisand, System of a Down and Train); Epic Records (Anastacia, Good Charlotte, Incubus, Los Lonely Boys, Modest Mouse, Jennifer Lopez); Jive (R. Kelly, Britney Spears, Justin Timberlake); J Records (Alicia Keys, Annie Lennox, Maroon 5, Rod Stewart); LaFace (OutKast, Pink, Usher); RCA Records (Christina Aguilera, Dave Matthews Band, Avril Lavigne, Velvet Revolver); RLG-Nashville (Kenny Chesney, Alan Jackson, Martina McBride); Sony Music Nashville (Buddy Jewell, Montgomery Gentry, Travis Tritt, Gretchen Wilson); Sony Classical (Yo-Yo Ma, Joshua Bell, composer John Williams, and Robert Downey, Jr.), BMG UK (Dido, Westlife, Will Young), BMG Japan (Kazumasa Oda); BMG Ricordi (Eros Ramazzotti); and Sony Music International (Adriano Celentano, Celine Dion, La Oreja de Van Gogh, George Michael, Sade, Shakira, Julio Iglesias, Leonard Cohen, Delta Goodrem, Bic Runga and Jay Chou), among many others.

    In addition, Sony BMG Music Entertainment is the home of a broad variety of archival recordings, including master works from such all-time greats as Miles Davis, The Byrds, John Denver, Johnny Cash, Robert Johnson, Janis Joplin, Barry Manilow, Louis Armstrong, Dolly Parton, Elvis Presley, Mahalia Jackson, Vladimir Horowitz, Glenn Gould, Laura Nyro, Lou Reed and Stevie Ray Vaughan.

    Sony BMG Music Entertainment will be 50% owned by Bertelsmann and 50% owned by Sony Corporation of America. The new company will be helmed by a management team from both companies, including Andrew Lack, who will serve as Chief Executive Officer, Sony BMG Music Entertainment (formerly Chairman and Chief Executive Officer, Sony Music Entertainment). In addition, Michael Smellie, formerly Chief Operating Officer, BMG, and Kevin Kelleher, formerly Executive Vice President and Chief Financial Officer, Sony Music Entertainment, will each retain his role in the new company.

    Sony BMG Music Entertainment will be governed by a Board of Directors consisting of six representatives of Bertelsmann and Sony. Rolf Schmidt-Holtz will serve as Chairman of the Board of Directors, Sony BMG Music Entertainment (formerly Chairman and Chief Executive Officer, BMG). Board members will also include Sir Howard Stringer, Chairman and Chief Executive Officer, Sony Corporation of America, and Vice Chairman, Sony Corporation; Katsumi Ihara, Executive Deputy President, Group CSO and CFO, Sony Corporation; Andrew Lack, CEO of Sony BMG Music Entertainment; Gunter Thielen, Chairman and CEO of Bertelsmann AG; and Siegfried Luther, Chief Financial Officer and Head of the Bertelsmann AG Corporate Center.

    The new company does not include the parent companies' businesses in music publishing, physical distribution and manufacturing, or Sony Corporation's recorded music business in Japan, SMEJ.

    Andrew Lack, CEO, Sony BMG Music Entertainment, commented, "Sony BMG Music Entertainment has access to an extraordinary array of creative resources, ranging from a current roster that includes some of the most talented artists in the world today, as well as an archive that encompasses some of the most important and influential recordings ever made. By pooling the resources of two of the most creative companies in the music industry we are perfectly positioned to help our artists realize their creative goals, while at the same time providing greater value to music consumers around the world. I look forward to working with the entire Sony BMG team as we combine the very best elements of both companies in order to create one of the most creative and dynamic organizations in the history of recorded music and entertainment."

    Rolf Schmidt-Holtz, Chairman of the Board of Directors, Sony BMG Music Entertainment, commented, "The creation of Sony BMG Music Entertainment is a historic opportunity for us to build a new music company that we believe can thrive creatively and financially in a highly challenging worldwide music market. I look forward to working closely with Andy to develop a corporate culture that draws on the best of everything Sony Music and BMG bring to the joint venture. Andy and I are privileged to be working with some of the most successful creative executives and artists in the business."

    Gunter Thielen, Chairman and CEO of Bertelsmann AG, commented, "Sony BMG Music Entertainment is a global creative powerhouse with an exciting future. The joint venture is home to international superstars, major national artists and numerous talented newcomers. The music business offers abundant opportunities for Sony BMG Music Entertainment to succeed. The joint venture holds an excellent position in the market and has a superb management team."

    Sir Howard Stringer, Chairman and Chief Executive Officer, Sony Corporation of America, said, "The announcement of Sony BMG Music Entertainment marks the beginning of a new and critically important era in the history of recorded music. Sony BMG Music Entertainment will combine the best creative, operational and strategic assets of two very accomplished music businesses, and provide a vital new platform to further the development of talent and enjoyment of music around the world. Tremendous praise is due the managements of both Sony Music Entertainment and BMG for the extraordinary wisdom and vision with which they approached the negotiation and merger process. They have created a bold new company which will provide consumers with the best in music entertainment, and at the same time address the important issues that will enable this art form to evolve and prosper into the future."

    Sony Music and BMG labels include some of the world's most influential and successful artists in the world:

    Asia (Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan, Thailand)

    Audy; Awie & Wings; Baim; Bo TK; Boyd; Jordan Chan; Jay Chou; Vic Chou; Cokelat; Esnanas; F4; Gigi; Glenn;Yida Huang; Lim Hyung-Joo; Coco Lee; Indra Lesmana; Modern Dog; Karen Mok; Mr Z; Kazumasa Oda; Misha Omar; Padi; Orange Pekoe; The Peach Band; Project H; Pru; Radklao; AR Rahman; Ariel Rivera; Mae Rivera; Lea Salonga; Sexbomb Girls; Sheila on 7; Shikao Suga; Superman Is Dead; Tasya; Jolin Tsai; Faye Wong; Lee Soo Yong; Tata Young; The Fly; Tofu; Chris Yu; Harlem Yu; Lee Hom Wang; Jacky Wu; Vaness Wu; Lu Yi; and Shaun Yung, among many others.

    Australia & New Zealand

    Bachelor Girl; Merril Bainbridge; Eight; John Farnham; Brooke Fraser; Che Fu; Delta Goodrem; Human Nature; Killing Heidi; Ben Lummis; Paulini; Pete Murray; Shannon Noll; Bic Runga; Guy Sebastian; and Something for Kate, among many others.

    Canada

    Leonard Cohen; Shawn Desman; Celine Dion; Garou; Guess Who; Chantal Kreviazuk; Ryan Malcolm; Our Lady Peace; and Treble Charger, among many others.

    Europe (Greece, Portugal, Poland, Hungary, Czech Republic, Spain, Nordic, Italy, Switzerland, Austria, Germany, France, UK/Ireland, Benelux, Russia and Turkey)

    113; Acda & de Munnik; Adiafa; Andy & Lucas; Articolo 31; Ariana; Austria 3; B-2; Claudio Baglioni; Dan Barta; Ebenove Bartir; Franco Battiato; Frans Bauer; Beautiful South; Ana Belen; Benabar; Andrea Berg; Yavuz Bingol; Big Brovaz; Bo Kaspers Orkester; Boryswwicz/Kukiz; Dany Brillant; Patrick Bruel; Buty; Francis Cabrel; Luca Carboni; Yvonne Catterfeld; Adriano Celentano; Chenoa; Charlotte Church; Richard Cocciante; Sarah Connor; Kiddy Contest; Crystal; Zsuzsa Cserhati; Gigi D'Alessio; Lucio Dalla; Dan er braz; Pino Daniele; Michal David; Desmod; Desperado; Dido; Die Fantastischen Vier; Die Toten Holsen; Disco; Gemelli Diversi; Do; Jacques dutronc; Samuli Edelmann; Bjorn Eidsvag; El Canto del Loco; Elan; Erann DD; Sertab Erener; Estopa; Cesaria Evora; Faithless; Falco; Rainhard Fendrich; Patrick Fiori; Ewelina Flinta; Fonky Family; Francesco de Gregori; Mario Frangoulis; Manolo Garcia; Gareth Gates; Gimmel; Giorgia; Hubert von Goisem; Jean Jacques Goldman; Gotthard; Thomas Helmig; Ozark Henry; Hooverphonic; Natalie Imbruglia; Indochine; Patrik Isaksson; Jamiroquai; Peter Joback; K's Choice; K3; Patricia Kaas; Kane; Kasmir; Kayah; Anssi Kela; Kent; Krzysztof Krawczyk; KYO; LAAM; La Oreja de Van Gogh; Las Ketchup; Janek Ledecky; Le Vibrazioni; Lemar; Annie Lennox; LGT; Lordi; Lorie; Los Lunnis; Lucie; Peter Maffay; Manic Street Preachers; Fiorella Mannoia; Anne Mattila; George Michael; Michael Mittermeier; Gianni Morandi; Monica Naranjo; Tommy Nilsson; Kurt Nilsen; Yannick Noah; Jaromir Nohavica; Oasis; Pascal Obispo; Patent Oschsner; Outlandish; Hanna Pakarinen; Papermoon; Nina Pastori; David Pedersen; Petter; Pluesch; Tezkej Pokondr; Gabor Presse; Primal Scream; Princess; Priscilla; Eros Ramazzotti; Vlasta Redi; Antonis Remos; Rosario; Joaquin Sabina; Sade; Alessandro Safina; James Sampson; Mathilde Santing; Serrat; Seer; SKA-P; Wim Soutaer; Splean; Natasha St Pier; Support Lesbiens; Teddybears STHLM; The Coral; The Eurythmics; Ana Torroja; Triantafilos; Tryo; Antti Tuisku; Magnus Uggla; Pasion Vega; Antonello Venditti; Viagra; Anna Vissi; Laurent Voulzy; Westlife; Xander; Will Young; Sophie Zelmani; and Renato Zero, among many others.

    Latin (US, Chile, Argentina, Mexico, Central America, Brazil, Colombia, Ecuador, Venezula)

    Marcelo Alvarez; Marc Anthony; Pepe Aguilar; Araketu; Ricardo Arjona; Belinda; Beto Zabelata & Goyo Oviedo; Bruno e Marrone; Adriana Calcanhotto; Capital Inicial; Ana Carolina; Roberto Carlos; Cristian Castro; Jorge Celedon; Gustavo Cerati; Chancho en Piedra; Chayanne; Cidade Negra; Celia Cruz; Franco D'Vita; Diomedes Diaz; Eliana; Elefante; Erreway; Fabio Junior; Alejandro Fernandez; Vicente Fernandez; Ana Gabriel; Gabriel O Pensador; Victor Garcia; Alejandra Guzman; Ha-Ash; Daniela Herrero; Nicho Hinojosa; Julio Iglesias; Jaguares; Javiera & Los Imposibles; Kevin Johansen; Kalimba; KLB; Natalia Lafourcade; Victor Manuelle; Gian Marco; Marcela Morelo; Ednita Nazario; Leonardo; MAIA; Natalia Oreiro; Pandora; Cass Phang; Alexandre Pires; Planet Hemp; Rouge; Jota Quest; Sin Bandera; Maria Jose Quintanilla; Orquesta Salserin; SPC; Gilberto Santa Rosa; Padre Marcelo Rossi; Shakira; Skank; Soledad; Gloria Trevi; Diego Torres; Los Hermanos Zuleta; Julieta Venegas; Marcos Witt; and Zeze di Camargo & Luciano, among many others.

    South Africa

    Brothers of Peace; Jabu & Vuyo; Joyous Celebration; Hugh Masekela; Mafikizolo; Imvuselelo Yase Natali; Anke Pietrangeli; Judith Sephuma; Tshepo Tshola; and Heinz Winckler.

    United States

    Aerosmith; Tori Amos; Anastacia; Marc Anthony; Chevelle; Christina Aguilera; Alabama; Audioslave; Joshua Bell; Tony Bennett; Beyonce; David Bowie; Bow Wow; Brooks & Dunn; The Calling; Kenny Chesney; Kelly Clarkson; Harry Connick, Jr.; Dave Matthews Band; Destiny's Child; Neil Diamond; Dixie Chicks; Robert Downey, Jr.; Duran Duran; Bob Dylan; Foo Fighters; Franz Ferdinand; Ginuwine; Good Charlotte; Montgomery Gentry; Lauryn Hill; Whitney Houston; Alan Jackson; Buddy Jewell; Billy Joel; Jose Jose; Incubus; R. Kelly; Alicia Keys; Avril Lavigne; Lil Flip; Lonestar; Jennifer Lopez; Los Lonely Boys; Lostprophets; Patty Loveless; Yo-Yo Ma; Vanessa Mae; Maroon 5; Ricky Martin; John Mayer; Martina McBride; Sarah McLachlan; Modest Mouse; Jane Monheit; Monica; Nas; Offspring; OutKast; Ozzy Osbourne; Brad Paisley; Murray Perahia; Pink; Santana; Jill Scott; Jessica Simpson; Britney Spears; Bruce Springsteen; Rod Stewart; Barbra Streisand; Switchfoot; System of a Down; Tan Dun; Justin Timberlake; Train; Travis Tritt; Tyrese; Usher; Luther Vandross; Vangelis; Velvet Revolver; Vertical Horizon; John Williams (composer); John Williams (guitarist); Gretchen Wilson; and Xzibit, among many others.


SOURCE  Sony Music Entertainment; BMG
    -0-                             08/05/2004
    /CONTACT: Keith Estabrook, +1-212-833-4647, or Patrick Reilly, +1-212-930-4961, both of Sony BMG Music Entertainment; or Laura Hynes of Rubenstein Associates, +1-212-843-8095; or Julius Duncan, Finsbury, +011-44-207-251-3801.

CO:  Sony Music Entertainment; BMG
ST:  New York
IN:  ENT MUS
SU:  TNM